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Writer's Direct Number	Writer's E-mail Address

(212) 756-2043	brett.director@srz.com

January 18, 2006

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Attention:	Karl Hiller
Mark Wojciechowski

Re:	NewPage Holding Corporation Registration Statement on Form S-4 File No. 333-129343

Dear Messrs. Hiller and Wojciechowski:

Pursuant to our conversation on January 17, 2006, included below is the additional supplemental information that you requested with regard to comment 10 and 11 of the comment letter relating to the above-captioned registration statement, provided to you supplementally in accordance with Rule 418(b) of the Securities Act of 1933, as amended.  Capitalized terms used herein and not otherwise defined herein have the meanings set forth in Amendment no. 2 to the above-referenced registration statement.

A.  Restatement of Previously Issued Financial Statements, page F-13

10.       We have read your response to prior comment 42, concerning your reversal in the carve out financial statements of the impairment charge recognized by MeadWestvaco in 2004, stating that “... the actual sales price was considered when assessing the reliability of the undiscounted cash flows utilized in the Business’ SFAS 144 analysis,” although it appears that even after restoring the amount impaired, you recorded the property and equipment acquired at a value far less than the restored balance.  Since MeadWestvaco did not reverse the impairment charge recognized on a consolidated basis, and actually recognized an additional loss on the disposition, it is unclear how recapturing the value impaired retains the historical character of the financial statements.  The guidance in SAB Topic 1:B requires historical financial statements to reflect all costs of doing business.  As part of a consolidated entity in 2004, it would seem that the Printing and Writing Paper Business would have been subject to the application of generally accepted accounting principles by the parent entity, with the impairment charge representing depreciation expense that had not been recognized in earlier periods, and which would need to have been recorded to properly reflect the utilization of assets.  Please contact us regarding this matter at your earliest convenience.

In connection with the planned sale of the Printing and Writing Papers Business (the “Business”) of MeadWestvaco Corporation (“MeadWestvaco”) to Escanaba Timber LLC, separate “carveout” financial statements were prepared for the Business for inclusion in an offering memorandum for the planned sale of senior secured notes under a Rule 144A offering. The initial audit of the Business’ financial statements was completed on March 14, 2005 and the financial statements were issued on March 17, 2005. These financial statements included a goodwill (SFAS 142) impairment loss and a long-lived asset (SFAS 144) impairment loss of $238M and $430M, respectively. These impairment losses had been recorded by MeadWestvaco in its 2004 financial statements included in its Annual Report on Form 10-K as a result of impairment analyses performed in the fourth quarter of 2004, triggered by the possible sale of the Business. Due to the fact that the Business’ assets were classified as “held and used” in the MeadWestvaco financial statements and had not met the requirements to be classified as “held for sale” as of December 31, 2004, both impairment losses were originally pushed-down to the Business’ financial statements.

It was later concluded that the SFAS 144 impairment analyses performed at the MeadWestvaco level, while correctly performed under a “held and used” model, should not have been pushed-down to the separate carveout Business’ financial statements. Rather a separate SFAS 144 impairment analyses should have been performed at the carve-out level incorporating the expectations of divisional management of the continuing business.

The SFAS 144 recovery analysis performed at the carve-out Business level was performed without consideration of the possible sale by the parent and was performed for the Business on a stand-alone basis. Management had no plans or expectations to dispose of any of the assets of the Business. Therefore, when the sale probability was appropriately excluded from the Business-specific SFAS 144 analysis and the prescribed analysis was performed at the lowest level of identifiable cash flows, no impairment of the long-lived assets was triggered because the undiscounted cash flows were greater than the carrying value of the long-lived assets. We also concluded that our undiscounted cash flows were reasonable in comparison to the cash flows that were used by the buyer in arriving at the purchase price. Accordingly, the financial statements of the Business were restated to remove the SFAS 144 charge of $430M and its related tax effects. The SFAS 142 analysis on a carve-out basis confirmed the full write-down of goodwill of $238M.

In the MeadWestvaco analysis the cash flows resulting from the sale of the Business were given a very high probability of occurrence and, therefore, triggered an impairment because those undiscounted cash flows were less than the carrying value of the assets. The impairment loss was then measured as the amount by which the carrying amount of the assets exceeded the fair value of the assets, as reflected by the sales price. Absent the sale scenario, we surmise that the results of the MeadWestvaco impairment analysis would also yield undiscounted cash flows in excess of the carrying value of the long-lived assets as was the case in the carve-out Business. Historical impairment analyses have yielded similar results.

The approach described above was discussed with the local engagement team of PricewaterhouseCoopers and with their national office and they concurred with such approach.

11.       We note that you have made additional adjustments to the historical financial statements, covering the period prior to your acquisition.  Please expand your disclosure to clarify whether the adjustments are appropriately characterized as corrections necessary to correct errors in preparation, or whether you are further recasting the presentation to show the results as you believe they should be presented on a stand alone basis.

The revisions requested by the Staff have been made. The adjustments recorded for the four months ended April 30, 2005, were recorded as a result of the completion of the audit of the financial statements of the Business with respect to that period. During the audit, it was determined that the loss on the defeasance of the debt by MeadWestvaco and related tax effects (which had been recorded by MeadWestvaco in connection with the Acquisition) should also have been recorded on the carveout financial statements. As a result of the restatement, other immaterial adjustments discovered subsequent to the initial issuance of the financial statements for the four months ended April 30, 2005 were included in the restatement. We understand that MeadWestvaco had recorded these transactions in their financial statements in the appropriate periods or that the effects were insignificant to any previously issued MeadWestvaco consolidated financial statements.

*              *              *              *              *

                Please contact either the undersigned at (212) 756-2043 or Gregory A. Hoffbauer at (937) 242-9124 with any questions concerning this submission.

Very truly yours,

/s/Brett S. Director
Brett S. Director

cc:	Mellissa Duru, Esq.
Division of Corporation Finance
Securities and Exchange Commission

John E. Kurila
NewPage Holding Corporation
Controller

Gregory A. Hoffbauer
NewPage Holding Corporation
Assistant Controller

Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP